Confidential Treatment
Requested by Beazer Homes USA, Inc.
April 7, 2006	Under 17 C.F.R. §200.83

Mr. Rufus Decker

Accounting Branch Chief

Ms. Meagan Caldwell

Staff Accountant

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-7010

Dear Mr. Decker and Ms. Caldwell,

We are in receipt of your letter dated March 31, 2006. This letter provides the information requested, as well as the additional information and supplemental information supporting our conclusions as discussed on April 4, 2006.

In response to question 1 of your letter dated March 31, 2006, we have included as Appendix A [***] year-over-year gross margin comparisons for fiscal years 2005 and 2004 for each of the operating segments. We have also addressed your comments related to anomalies and differences in trends among divisions in both Appendix A and in the following discussions.

The Company aggregates the results of its 31 homebuilding divisions because each division has exhibited similar long-term financial performance and meets the other aggregation criteria outlined in paragraph 17 of SFAS 131.   [***] (see Appendix B for our 10-year history of revenues, gross profit, gross margins and annual changes in revenues and gross profits by division) [***].  This range reflects the influence of a number of factors which impact economic performance to varying degrees and at varying times.  The factors include management execution in the design, construction and sale of homes; corporate land acquisition strategy, including the extent to which a division develops its own land; use of inventory (speculative) homes as a sales strategy; method of market entrance; and local economic and demographic conditions and trends.  Each of these factors affects a division’s operating results differently at different points in that division’s maturity, although the impact of these factors is similar among our divisions at similar points in the development process.  For example, New Mexico’s [***] gross margin is expected, given that it is a start-up division currently in its first year of operation and is experiencing unabsorbed fixed operating costs as it establishes itself in the market.  Gross margins are expected to improve in the next 12-24 months and be comparable with the Company average.

[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

While local conditions affect results from time to time, the Company does not believe that those conditions comprise a primary contributing factor to our results because virtually every major division has been at different ends of the gross margin range at different times.  Because the factors discussed herein impact our divisions at different times, individual divisions will never all trend together at the same time. However, over time, each division’s gross margin will trend towards the Company average, which has been steadily rising as the Company executes the broader, Corporate strategies introduced in each division.  These include national purchasing, consistent national branding and quality standards and company-wide best practices with which every division complies.  It is worth noting that management has maintained an explicit, Corporate strategy of being a national builder with a consistent theme across all markets. We believe this strategy produces consistent, more homogenous results over the long term, as the average margin of our homebuilding portfolio trends towards an increasingly higher average gross margin.  This is a principal factor in our determination that aggregation of our homebuilding segment provides the most meaningful presentation and is of greatest use to readers of our financial statements.

It is also relevant that five of the divisions with the highest average gross margins, Ft. Myers, Maryland, Orlando, Southern California and Virginia, all had margins in the low end or below the low end of the range of average gross margins during the period presented. Similarly, each of the ongoing divisions in the Midwest (Indianapolis, Lafayette, Cincinnati/Dayton, Columbus, and Kentucky), had gross margins in the upper half of this range during this same period.  The Company believes that this historical convergence is representative of the similar economic characteristics of its divisions which over the long term, supports our conclusion that performance will also converge towards the Company average.

Lastly, it is relevant that we have invested in proportionally fewer new communities in our Midwest divisions acquired in the 2002 Crossmann acquisition as compared to our other markets, which is the result of our concentrating our efforts in the Midwest on integrating the Crossmann business with ours and performing remediation related to the class action lawsuit. In our Midwest divisions, we continue to work through communities under contract at the date of the acquisition, many of which are located in exclusively lower price point locations. Forecasted margins we anticipate for the Midwest communities recently approved through our centralized land evaluation process are comparable with gross margins for the Company as a whole. As the pre-acquisition communities are closed-out and the new communities open, we expect these divisional margins to increase to levels comparable with gross margins in our other divisions.

Given the fact that historical and, we believe, future operating results reflect convergence over time to Company averages and fluctuate based predominantly on maturity of the business, land acquisition strategies and unusual operating characteristics (for example our Midwest market remediation issues), rather than local factors, presenting segmented information driven by geographical location would create the misimpression that investors and prospective investors can use local demographic, weather and other data to estimate future operating results in that market. That is not the manner in which we deploy capital, track performance or manage operations from market to market, nor do we believe it is the way readers of our financial statements should interpret our results.

Addressing your comment 2 of your letter dated March 31, 2006, “Please provide for us the financial information that is provided to the CODM (as a group) which shows the revenue, gross profit, and gross profit margins for each operating segment for each of the last 3 years, the most recent interim period, and any future period for which you have budgeting information for. In addition, please provide us with your internal organizational structure and any additional information you feel is necessary for us to understand you internal organizational structure.

As indicated in our letter dated March 28, 2006, our chief operating decision maker (“CODM”) uses standard metrics, both financial and operational to evaluate divisional performance and compensate our managers on a periodic basis. In deciding how to allocate capital for land purchases, the CODM reviews and approves each proposed land purchase independently and decides whether or not to allocate resources to that project based predominantly on the forecasted financial merits of the project irrespective of its geographic market and its unique characteristics at the time. For all divisions, the cost of capital against which each project is measured independently is 14%.

Appendix C [***]to this letter provides you with the requested financial information for each of the last three fiscal years and for the most recent interim period (December 31, 2005), included in our internal management package utilized by our CODM, as well as budgeted data for our current fiscal year ending September 30, 2006. A description of the information provided is included in Appendix C. Please note that within the “Corporate” division, there are numerous shared service functions, the costs of which are not allocated to the divisions.  These include, but are not limited to, shared information technology, national sourcing and purchasing, shared treasury and finance functions, training and a national branding and marketing function.  The cost of these functions are not pushed down to the divisions (users of these functions), as we believe any basis for this would be arbitrary.

As requested, the Company has provided its internal organizational structure in Appendix D which demonstrates further the centralization of many of our business processes including marketing, planning and design, national branding, forward planning, construction quality and workplace safety, etc.  Our divisional presidents generally report to regional presidents who in turn report to our Chief Operating Officer. Since adopting a regional structure, we have realigned the composition of our regions a number of times due to operational and personnel challenges, are considering revising them again in fiscal year 2006 and may do so periodically in the future.

If you have any questions or comments regarding the foregoing, please contact me at (770) 829-3700.

Very truly yours,

BEAZER HOMES USA, INC.

/s/ James O’Leary
James O’Leary Executive Vice President and Chief Financial Officer

APPENDIX D

Operating Management

(a)           Included in our Western region as reported in our MD&A of our Form 10-K

(b)           Included in our Central region as reported in our MD&A of our Form 10-K

(c)           Included in our Southeast region as reported in our MD&A of our Form 10-K

(d)           As reported in our MD&A of our Form 10-K

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